MCNAB CREEK GOLD CORP.

Suite 1220

789 West Pender Street

Vancouver, B.C.

V6C 1H2

January 11, 2005

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Ms. Susann Reilly, Attorney

Dear Ms. Reilly:

Re:  McNab Creek Gold Corporation (the "Company")

        - Registration Statement on Form 10-SB

        - File No. 0-50915

        - Filed on September 16, 2004

Further to comment 1 of your initial letter dated October 29, 2004, the undersigned, on behalf of the Company, hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings with the Securities and Exchange Commission and acknowledges that staff comments or changes to disclosure in response to staff comments in our filings reviewed by the staff of the SEC do not foreclose the Securities and Exchange Commission from taking action with respect to the filing.

Yours truly,

McNab Creek Gold Corp.

Per:

/s/Kenneth Townsend

Kenneth Townsend, C.E.O.